  EXHIBIT 99.2

Intellipharmaceutics International Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

Special Meeting of Shareholders of Intellipharmaceutics International Inc.

commencing at 10:30 a.m. (Toronto time) on August 15, 2018 at the offices of

Gowling WLG (Canada) LLP
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario
Canada

July 6, 2018

July 6, 2018

Dear fellow shareholder:

On behalf of the board of directors and management, we invite you to attend a special meeting (the “Meeting”) of the shareholders of Intellipharmaceutics International Inc. (“Intellipharmaceutics” or the “Company”). The Meeting will be held as follows:

Date:	Wednesday, August 15, 2018
Time:	10:30 am (Toronto time)
Place:	Offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, ON

At the Meeting, you will be asked to consider and vote on a special resolution (the “Share Consolidation Resolution”) authorizing the filing of articles of amendment to consolidate (also known as “reverse split”) the issued and outstanding common shares of the Company (the “Share Consolidation”). The enclosed notice of meeting and information circular prepared for the Meeting (the “Management Proxy Circular”) provides a detailed description of the proposed Share Consolidation, including the reasons for, and the material risks and other anticipated effects resulting from, the implementation of the Share Consolidation.

A key reason why the Company’s board of directors is seeking shareholder approval for the Share Consolidation is to help avoid the delisting of the common shares from The NASDAQ Capital Market (“Nasdaq”). We have until September 28, 2018 to regain compliance with Nasdaq`s requirements for the continued listing of our common shares, including the requirement to maintain a minimum US$1.00 per share bid requirement under applicable Nasdaq listing rules. The Share Consolidation is an important part of our plan to regain compliance with such requirements. It is intended that the Share Consolidation will result in the market value of the Company’s common shares generally increasing in inverse proportion to the selected consolidation ratio such that, following the Share Consolidation, the Company will regain compliance with Nasdaq’s minimum US$1.00 per share bid requirement. However, no assurance can be given that we will be able to regain compliance with Nasdaq’s minimum bid requirement (and other listing requirements) or that, if compliance is regained, that the Company will be able to maintain compliance with Nasdaq’s listing requirements.

If the shareholders pass the Share Consolidation Resolution and the board of directors determines to proceed with the Share Consolidation, the Share Consolidation will take effect on a date to be coordinated with the Toronto Stock Exchange and Nasdaq and announced in advance by the Company.

The Company’s board of directors believe that curing the minimum bid price deficiency will help avoid a delisting of the Company’s common shares from Nasdaq, and that implementing the Share Consolidation is the most expeditious way of curing that deficiency. Accordingly, the board of directors of the Company has determined that implementing the Share Consolidation is in the best interests of the Company and its shareholders, and has recommended that shareholders vote their common shares FOR the Share Consolidation Resolution.

Because of the importance of this matter to the future of the Company, your shares should be represented whether or not you are personally able to attend the Meeting. If you are unable to attend the Meeting in person, you are encouraged to complete and return the enclosed form of proxy or voting instruction form. Please note that you can revoke your proxy at any time prior to its use as set out in the accompanying Management Proxy Circular.

We look forward to seeing you at the Meeting.

(signed) “Dr. Isa Odidi”	(signed) “Dr. Amina Odidi”
Dr. Isa Odidi Chairman of the Board and Chief Executive Officer	Dr. Amina Odidi President and Chief Operating Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the special meeting (the “Meeting”) of shareholders of Intellipharmaceutics International Inc. (the “Company”) will be held at the offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario on Wednesday, August 15, 2018, at 10:30 a.m. (Toronto time) for the following purposes:

1.
to consider and, if deemed advisable, to pass a special resolution (the full text of which is set out in Schedule A of the accompanying management information circular prepared for the Meeting (the “Management Proxy Circular”)) authorizing and approving the filing of articles of amendment to consolidate the issued and outstanding common shares of the Company on the basis of a consolidation ratio to be selected by the directors of the Company within a range between five (5) pre-consolidation common shares for one (1) post-consolidation common share and 15 pre-consolidation common shares for one (1) post-consolidation common share, all as more particularly described in the Management Proxy Circular; and

2.
to transact such further and other business as may properly come before the Meeting or any adjournments or postponements thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular. The Company is utilizing the notice-and-access model for distribution of the Management Proxy Circular.

Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Electronic copies of the Management Proxy Circular and other Meeting-related materials may be found on the Company’s issuer profile on SEDAR at www.sedar.com as well as the Company’s website at on www.intellipharmaceutics.com/proxy.cfm.

Shareholders with questions about notice-and-access can call the Company toll-free at 1-800-275-0139. Shareholders may obtain paper copies of the Management Proxy Circular free of charge by calling the same toll-free number. Requests for paper copies in advance of the Meeting should be made no later than August 1, 2018 in order to allow sufficient time for shareholders to receive the paper copies and to return their relevant voting documents by the proxy deposit date.

DATED at Toronto, Ontario, July 6, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Dr. Amina Odidi”
Dr. Amina Odidi
President and Chief Operating Officer
NOTES:

1.
Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying proxy form the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the proxy form and the Management Proxy Circular.

2.
As provided in the Canada Business Corporations Act, the directors have fixed a record date of June 28, 2018. Accordingly, shareholders registered on the books of the Company at the close of business on June 28, 2018 are entitled to receive notice of, and to vote at, the Meeting.

3.
If you are a non-registered shareholder and you received these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT INFORMATION CIRCULAR OF
INTELLIPHARMACEUTICS INTERNATIONAL INC.

INTRODUCTION

General

This management information circular (the “Management Proxy Circular”) is for the special meeting of shareholders of Intellipharmaceutics International Inc. (the “Company”) to be held on Wednesday, August 15, 2018, at 10:30 a.m. (Toronto time) and any adjournments or postponements thereof (the “Meeting”). As a shareholder on June 28, 2018 (the “Record Date”), you have the right to vote your common shares of the Company on:

●
considering a resolution to approve a consolidation (also known as a “reverse split”) of the Company’s common shares; and
●
any other business that may properly come before the Meeting.

To help you make an informed decision, this Management Proxy Circular tells you about the Meeting and the reasons behind the proposed amendments to the Company’s articles regarding a consolidation of the Company’s common shares. Your proxy is solicited by the Company’s management, and any solicitation will be made by directors, officers and regular employees of the Company personally, by telephone, by mail or by electronic means of communication. The Company may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the accompanying notice of the Meeting. All costs associated with the Company’s solicitation of proxies will be borne by the Company.

In this document, “you”, “your” and “shareholder” refer to holders of common shares of the Company and the terms “shares” and “common shares” refers to the common shares in the capital of the Company without par value. “We”, “us”, “our”, “Company” and “Intellipharmaceutics” refer to Intellipharmaceutics International Inc. and “board” or “board of directors” refers to our board of directors, unless otherwise indicated. This Management Proxy Circular is dated July 6, 2018 and the information herein is current to July 6, 2018 unless otherwise indicated. All references to “US$” are references to United States dollars and references to “Cdn$” are references to Canadian dollars.

The Meeting

The Meeting will be held at the offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario starting at 10:30 a.m. (Toronto time) on Wednesday, August 15, 2018.

What the Meeting will Cover

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass a special resolution(the full text of which is set out in Schedule A of this Management Proxy Circular) authorizing and approving the filing of articles of amendment to consolidate the Company’s issued and outstanding common shares on the basis of a consolidation ratio to be selected by the board of directors within a range between five (5) pre-consolidation common shares for one (1) post-consolidation common share and 15 pre-consolidation common shares for one (1) post-consolidation common share.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Management Proxy Circular constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “potential”, “continue”, “should”, “future” or the negative of these terms or other comparable terminology. In particular, this Management Proxy Circular contains forward-looking statements pertaining to the anticipated effects, benefits and risks of the Share Consolidation (as defined herein) and our plans and expectations with respect to regaining compliance with Nasdaq listing requirements. We made a number of assumptions in the preparation of these forward-looking statements which we believed to be reasonable (including without limitation assumptions regarding the anticipated effect of the Share Consolidation on the market price of our common shares as well as our ability to obtain required shareholder and regulatory approvals to implement the Share Consolidation), however you should not place undue reliance on forward-looking statements as they are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results expressed or implied by such forward-looking statements, including those risks described under the heading “Risks Associated with the Share Consolidation”. Accordingly, there can be no assurance that the forward-looking statements in this Management Proxy Circular will prove to be accurate. Any forward-looking statements in this Management Proxy Circular are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL PROXY MATTERS

Voting by Proxy

We have enclosed a form of proxy with this Management Proxy Circular. Typically, this is the easiest way to vote. Voting by proxy means that you are giving the persons named on your proxy form (known as your “proxyholder”) the authority to vote your common shares at the Meeting. A proxyholder must vote your shares in accordance with the instructions you provide.

You can choose from among four different ways to vote your common shares by proxy:

1.
by postal mail;
2.
by email;
3.
by fax; and
4.
by appointing another person as your proxyholder to go to the Meeting and vote your common shares for you.

The persons named as proxyholders in the accompanying proxy form are directors and officers of the Company. If you submit your proxy, these persons will vote your common shares for you, unless you appoint someone else to be your proxyholder. The persons named in the enclosed form of proxy will vote or withhold from voting the common shares represented by the form of proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the common shares represented by the form of proxy will be voted accordingly.

You may appoint another person or company (who need not be a shareholder of the Company) to go to the Meeting and vote your common shares for you. If you appoint someone else, your proxyholder must be present at the Meeting to vote your common shares.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named as proxyholders to vote as they see fit on any amendments or variations to the matters identified in the notice of meeting and on any other matters which may properly come before the Meeting, whether or not any such amendments or variations or any other matter properly brought before the Meeting are routine or contested. At the date of this Management Proxy Circular, the management of the Company is not aware of any amendments or variations to the matters referred to in the notice of meeting or other matters which may come before the Meeting.

If you are voting your common shares by proxy, our transfer agent, AST Trust Company (Canada), must receive your completed proxy form by 10:30 a.m. (Toronto time) on Monday, August 13, 2018, or 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of any adjourned or postponed Meeting.

Registered Shareholders and Non-Registered Shareholders

You are a registered shareholder if your name appears on your share certificates. Your proxy form tells you whether you are a registered shareholder. Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting.

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker or other financial institution (an “Intermediary”) holds your common shares for you. For most non-registered shareholders, your proxy form or voting instruction form tells you whether you are a non-registered shareholder.

Non-registered shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “non-objecting beneficial owners” or “NOBOs”. Non-registered shareholders who have objected to their Intermediary disclosing the ownership information about themselves to the Company are referred to as “objecting beneficial owners” or “OBOs”. The Corporation will send proxy-related materials to NOBOs and OBOs indirectly through Intermediaries and will pay for an Intermediary to deliver the proxy-related materials and a request for voting instructions to OBOs.

Notice-and-Access

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for sending this Management Proxy Circular and other proxy-related materials (the “Meeting Materials”) to all shareholders, including non-registered shareholders.

Notice-and-access is a set of rules adopted by the Canadian Securities Administrators that allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via a secured website, rather than mailing paper copies of such materials to shareholders. Electronic copies of this Management Proxy Circular and other Meeting Materials may therefore be found on www.intellipharmaceutics.com/proxy.cfm or the Company’s issuer profile on SEDAR at www.sedar.com. Shareholders are reminded to review this Management Proxy Circular before voting.

Although this Management Proxy Circular will be posted electronically on-line as noted above, shareholders will be sent a notice of the Meeting via prepaid mail, courier or the equivalent containing information prescribed by applicable securities law, along with the relevant voting document.

The Company will not rely upon the use of “stratification”. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the information circular to certain shareholders. In relation to the Meeting, no shareholder will receive a paper copy of this Management Proxy Circular unless such shareholder specifically requests same.

Shareholders with questions about notice-and-access can call the Company toll-free at 1-800-275-0139. Shareholders may obtain paper copies of this Management Proxy Circular free of charge for up to one year. A request for paper copies of this Management Proxy Circular prior to the date of the Meeting should be made no later than August 1, 2018 in order to allow sufficient time for the shareholders to receive the paper copies and to return their relevant voting document by the proxy deposit date. For requests received prior to the date of the Meeting, paper copies of this Management Proxy Circular requested will be sent within three business days after receiving the request; for requests received on or after the date of the Meeting (and within one year), paper copies of this Management Proxy Circular requested will be sent within 10 calendar days after receiving the request.

How to Vote – Registered Shareholders

By proxy

●
Complete, sign and date the proxy form and send the completed proxy to our transfer agent, AST Trust Company (Canada), as follows:

1.
By postal mail:

Detach and return it in the envelope provided or otherwise return it to:

President of Intellipharmaceutics International Inc.
c/o AST Trust Company (Canada)
P.O. Box 721, Agincourt, ON M1S 0A1
Attn: Proxy Dept.

2.
By email:

Email a pdf copy of the signed proxy form to proxyvote@astfinancial.com.

3.
By fax:

Fax the signed proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.

4.
You may appoint another person or company as your proxyholder to go to the Meeting and vote your common shares for you. This person or company does not have to be a shareholder. Make sure the person or company you appoint is aware of the appointment and attends the Meeting.

●
See also “Completing the Proxy Form” section below for more information.

In-person at the Meeting

●
If you wish to vote in-person, please bring your proxy form to the Meeting (to register and enter the Meeting).

●
You may vote in-person at the Meeting on votes conducted by show of hands or by ballot.

How to Vote – Non-Registered Shareholders

By proxy

●
Your Intermediary is required to ask for your voting instructions before the Meeting, and you should contact your Intermediary if you did not receive a request for voting instructions or proxy form in this package.

●
In most cases, you will receive a voting instruction form from your Intermediary, and you should provide your voting instructions in accordance with the directions on the form.

●
Less frequently, you will receive a proxy form signed by the Intermediary that is restricted as to the number of common shares beneficially owned by you, but is otherwise incomplete.

●
If you receive a proxy form, you should complete and return it in accordance with the directions on the proxy form using the envelope provided, or otherwise return it to AST Trust Company (Canada) by mail to Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by fax at 416-368-2502.

●
To be valid for use at the Meeting, proxies must be received before 10:30 a.m. (Toronto time) on Monday, August 13, 2018 or 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of any adjourned or postponed Meeting.

In person at the Meeting

●
The Company does not have access to the names or holdings of non-registered (beneficial) shareholders.

●
Non-registered shareholders can only vote common shares in person at the Meeting if appointed as the proxyholder (you can do this by printing your name in the space provided on the voting instruction form provided by your Intermediary and submitting and returning it as directed on the form).

●
If appointed as proxyholder, a non-registered shareholder will be asked to register his or her attendance at the Meeting and may vote at the Meeting on votes conducted by show of hands or by ballot.

Completing the Proxy Form

You can choose to vote “FOR” or “AGAINST” the Share Consolidation Resolution (defined below).

When you sign the proxy form, you authorize one of Dr. Isa Odidi, Chairman and Chief Executive Officer of the Company, or, failing him, Dr. Amina Odidi, President and Chief Operating Officer of the Company, to vote for or against the Share Consolidation Resolution in accordance with your instructions. If you return a duly executed proxy form but do not tell us how you want to vote your shares, your votes will be cast FOR the Share Consolidation Resolution.

You have the right to appoint a person or company other than the persons designated in the proxy form to represent you and vote your shares at the Meeting. If you are appointing someone else to vote your shares for you at the Meeting, strike out the two names that are printed on the proxy form and write the name of the person or company you are appointing in the space provided. Complete your voting instructions, date and sign the proxy form, and return it to AST Trust Company (Canada) as instructed. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on the Share Consolidation Resolution and on any other matter that may properly come before the Meeting.

If you are an individual shareholder, your proxy form must be signed by you or your authorized attorney. If you are a corporation or other legal entity, the proxy form must be signed by an authorized officer or attorney. A proxy form signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity following his or her signature. That proxy form should be accompanied by the appropriate instrument evidencing qualification and authority to act, unless such instrument has previously been filed with the Company.

Revocation of Proxy - Changing Your Vote

You can revoke a vote you made by proxy by:

●
completing a proxy form that is dated later than the proxy form you are revoking, and sending it by postal mail, email or fax to AST Trust Company (Canada), Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, 1-866-781-3111, so that it is received before 10:30 a.m. (Toronto time) on Monday, August 13, 2018;

●
depositing an instrument in writing from you or your authorized attorney (or, if the shareholder is a corporation, by a duly authorized officer) with the President of the Company at the registered office of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2, before 5:00 p.m. (Toronto time), on the last business day preceding the day of the Meeting or any adjournments or postponements thereof at which the proxy is to be used; or

●
depositing an instrument in writing from you or your authorized attorney (or, if the shareholder is a corporation, by a duly authorized officer) revoking your proxy to the chair or secretary of the Meeting, prior to the commencement of the Meeting (or any adjournment or postponement thereof).

A proxy may also be revoked in any other manner permitted by law.

Voting Shares and Record Date

You have one vote for each common share you held on the Record Date, which was June 28, 2018. As at the Record Date there were 43,537,850 common shares outstanding, each carrying the right to one vote at meetings of shareholders.

Only persons who were holders of shares as of the close of business on the Record Date are entitled to receive notice of, attend, and vote at the Meeting. The Company will prepare or cause to be prepared a list of the holders of common shares as of the close of business on the Record Date. At the Meeting, each holder of common shares named in that list will be entitled to vote, in person or by proxy, the common shares shown opposite the holder’s name on that list.

Where Voting Results Will Be Posted

In accordance with Canadian securities law, following the Meeting a report on the voting results of the Meeting will be filed with securities regulators and will be available under the Company’s SEDAR profile at www.sedar.com.

Quorum and Votes Necessary to Pass Resolutions

The Company’s by-laws provide that the quorum for a meeting is two persons present at the meeting who are entitled to vote thereat as shareholders or proxyholders, representing collectively not less than 5% of the outstanding shares of the Company.

Under the Canada Business Corporations Act (the “CBCA”) the affirmative vote of not less than two-thirds (66⅔%) of the votes cast in person or by proxy at the Meeting is required to pass the Share Consolidation Resolution (as defined below).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the close of business on the Record Date, there were issued and outstanding 43,537,850 common shares of the Company without nominal or par value, each carrying the right to one vote per share.

Each shareholder of record as of the close of business on the Record Date will be entitled to vote at the Meeting, in person or by proxy, the number of common shares held by such holder on the Record Date. To the knowledge of the directors and officers of the Company, other than as set out below, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Name of Shareholder	Number of Common Shares	Percentage of Issued andOutstanding Common Shares
Armistice Capital, LLC	8,227,500	18.90%
UBS Group AG(1)	6,997,678	16.1%
Odidi Holdings Inc.(2)	5,781,312(3)	13.28%

Notes:

(1)
According to a Schedule 13G filed June 6, 2018, UBS Group AG holds these shares for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated a portion of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which such common shares have been purchased from such clients.

(2)
A private company owned and controlled by Drs. Isa and Amina Odidi and their family trust. In addition, Drs. Isa and Amina Odidi jointly hold 2,763,940 performance-based options and each hold 655,000 stock options. Further, pursuant to a US$1.5 million private placement financing that closed on January 10, 2013, Drs. Isa and Amina Odidi hold a convertible debenture in Company with net amount of US$1,350,000 outstanding, which currently matures on October 1, 2018 and is convertible into 450,000 common shares at a conversion price of US$3.00 per common share at the option of the holder.

(3)
Does not include any common shares issuable to Drs. Isa and Amina Odidi upon exercise of outstanding options or the conversion of an outstanding convertible debenture.

PARTICULARS OF MATTERS TO BE ACTED UPON

Proposed Share Consolidation

At the Meeting, the Company’s shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Share Consolidation Resolution”) authorizing an amendment to the Company’s articles (“Articles of Amendment”) to consolidate (also known as a “reverse split”) the Company’s issued common shares into a lesser number of issued common shares (the “Share Consolidation”). The Share Consolidation Resolution will authorize the board of directors to:

●
select a Share Consolidation ratio of between five (5) pre-consolidation common shares for one (1) post-consolidation common share and 15 pre-consolidation common shares for one (1) post-consolidation common share; and

●
file Articles of Amendment giving effect to the Share Consolidation at the selected consolidation ratio.

Background and Reasons for the Share Consolidation

A key reason why the board of directors is seeking authority to implement the Share Consolidation is to help avoid the delisting of the common shares from The Nasdaq Capital Market (“Nasdaq”). As described in more detail below, we are not currently in compliance with the requirements for the continued listing of our common shares on Nasdaq. We have until September 28, 2018 to regain compliance with Nasdaq’s requirements for the continued listing of our common shares and the Share Consolidation is an important part of our plan to regain compliance.

In September 2017, we were notified by Nasdaq that we were not in compliance with the minimum market value of listed securities required for continued listing on Nasdaq. Nasdaq Listing Rule 5550(b) requires listed securities to maintain a minimum market value of US$35.0 million, among other alternatives, including minimum stockholders’ equity of US$2.5 million. A failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of our common shares for the 30 consecutive business days from August 8, 2017, we did not satisfy the minimum market value of listed securities requirement. By rule, we were provided 180 calendar days, or until March 19, 2018, to regain compliance with that requirement. To regain compliance, our common shares were required to have a market value of at least US$35.0 million for a minimum of 10 consecutive business days prior to March 19, 2018, which they did not. In the alternative, if the minimum market value requirement for continued listing is not met, an issuer may maintain continued listing under Nasdaq Listing Rule 5550(b) if it has stockholders equity of at least US$2.5 million.

On April 20, 2018, we received notice that the Nasdaq Listings Qualifications Staff (the “Nasdaq Staff”) had determined to delist our common shares as a result of our failure to meet either the minimum market value of listed securities requirement or the minimum stockholders’ equity requirement for continued listing. However, any delisting action by the Nasdaq Staff was stayed pending the ultimate conclusion of the Company’s hearing before a Nasdaq Hearings Panel (the “Panel”).

In addition to not meeting the minimum market value of listed securities or minimum stockholders’ equity requirements, we were separately notified in December 2017 that our common shares no longer satisfied the minimum US$1.00 per share bid requirement under Nasdaq Listing Rule 5550(a)(2).

We attended a hearing before the Panel on May 17, 2018, and subsequently received formal notice that the Panel had granted our request for continued listing until September 28, 2018, by which date we are required to evidence compliance with the requirements for continued listing on Nasdaq. Specifically, on or before September 28, 2018, the Panel has required that:

●
our common shares evidence a closing bid price of at least US$1.00 per share for a minimum of ten consecutive business days;
●
we evidence stockholders’ equity of at least US$2.5 million; and
●
we provide the Panel with updated financial projections demonstrating our ability to maintain compliance with the minimum stockholders’ equity requirement over the following 12 months.

There is no assurance that we will be able to regain compliance with the Nasdaq listing requirements, or if we do regain compliance, there is no assurance that we will be able to maintain such compliance over the long term. If we are unable to do so, our common shares may be delisted from Nasdaq and the liquidity and market price of our common shares may be adversely impacted as a result. If our common shares are delisted from Nasdaq, they may trade in the over-the-counter market system, which may be a less liquid market. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our common shares could be severely limited because of lower trading volumes and transaction delays.

Share Consolidation Resolution

At the Meeting, shareholders will be asked to consider, and if deemed advisable, approve the Share Consolidation Resolution authorizing the board of directors to file Articles of Amendment giving effect to the Share Consolidation. The full text of the Share Consolidation Resolution is set out in Schedule A to this Management Proxy Circular.

The Company believes that having the authority to select within a range of Share Consolidation ratios provides the flexibility to implement the Share Consolidation in a manner intended to maximize the anticipated benefits of the Share Consolidation for the Company and its shareholders. In determining which Share Consolidation ratio to select within the range to be authorized by the Share Consolidation Resolution, the board of directors may consider a series of factors, including the following:

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historical trading prices and trading volumes of the common shares;
●
the common shares’ continuing eligibility to remain listed on Nasdaq;
●
the anticipated impact of the Share Consolidation on future trading prices and trading volumes of the common shares;
●
trading price thresholds that affect the ability of certain equity market participants to invest or recommend investments in the common shares;
●
the adequacy of public distribution of the common shares following the implementation of the Share Consolidation; and
●
prevailing general market and economic conditions.

The CBCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of the shareholders, being a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

If shareholders pass the Share Consolidation Resolution and the board determines to proceed with the Share Consolidation, the Share Consolidation will take effect on a date to be coordinated with the Toronto Stock Exchange (“TSX”) and Nasdaq and announced in advance by the Company. The effective date of the Share Consolidation will be the date of issuance of the Certificate of Amendment by the Director under the CBCA and such date is referred to as the “Share Consolidation Effective Date”. On the Share Consolidation Effective Date, the common shares will be consolidated on the basis authorized by the shareholders and determined by the board as described above. The post-consolidation common shares are expected to trade on a consolidated basis on the TSX and Nasdaq within two to three trading days following the Share Consolidation Effective Date.

The Share Consolidation Resolution also authorizes the board to elect not to proceed with the filing of the Articles of Amendment and the implementation of the Share Consolidation. If the trading price of our common shares increases before the filing of the Articles of Amendment, the Share Consolidation may not be necessary.

Recommendation of the Board

For the reasons outlined above, the board of directors believes that curing the minimum bid price deficiency will help avoid a delisting of the common shares from Nasdaq, and that implementing the Share Consolidation is the most expeditious way of curing that deficiency. Accordingly, the board of directors has determined that implementing the Share Consolidation is in the best interests of the Company and its shareholders and has recommended that shareholders vote their common shares FOR the Share Consolidation Resolution.

Risks Associated with the Share Consolidation

The Share Consolidation could result in a significant devaluation of our market capitalization and trading price of the common shares. We expect that the Share Consolidation will increase the market price of the common shares if and when effected. However, we cannot be certain whether the Share Consolidation will lead to a sustained increase in the trading price or the trading market for our common shares. The history of similar share consolidations for companies in like circumstances is varied. Accordingly, there is no assurance that the market price per share of the common shares after the Share Consolidation will rise in proportion to the reduction in the number of existing pre-consolidation common shares outstanding, or that the market price per share on a post-consolidated basis will remain in excess of the US$1.00 minimum closing bid price as required by the Nasdaq Marketplace Rules or that we will otherwise meet the other requirements for continued inclusion for trading on Nasdaq.

The market price of the common shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. If the Share Consolidation is consummated and the trading price of our common shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation.

Furthermore, the liquidity of the common shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation and this could have an adverse effect on the market price of the common shares. If the market price of the common shares declines subsequent to the effectiveness of the Share Consolidation, this will detrimentally impact our market capitalization and the market value of our public float.

The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 common shares on a post-consolidation basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares. Depending on the Share Consolidation ratio, certain shareholders may no longer have any equity interest in us and therefore would not participate in our future earnings or growth, if any.

The Share Consolidation may not help generate additional investor interest. There can be no assurance that the Share Consolidation will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common shares may not necessarily improve.

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, the principal effect will be to proportionately decrease the number of issued and outstanding common shares by a factor equal to the consolidation ratio selected by the board of directors. As of the date hereof, there were 43,537,850 common shares issued and outstanding, and as at the close of business on the trading day immediately prior to the date of this Management Proxy Circular, the closing price of the common shares on the TSX was Cdn$0.57 and the closing price of the common shares on Nasdaq was US$0.45.

For illustrative purposes only, the following table sets forth, based on the number of common shares currently issued and outstanding, the number of common shares that would be issued and outstanding (disregarding any resulting fractional common shares) following the implementation of the Share Consolidation, at various consolidation ratios:

Share Consolidation Ratio	Common Shares Outstanding
Five (5) pre-consolidation shares for one (1) post-consolidation share	8,707,570
Ten (10) pre-consolidation shares for one (1) post-consolidation share	4,353,785
Fifteen (15) pre-consolidation shares for one (1) post-consolidation share	2,902,523

The Company does not expect the Share Consolidation itself to have any economic effect on holders of common shares or securities convertible into or exercisable to acquire common shares, except to the extent the Share Consolidation will result in fractional shares.

The common shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is subject to the information requirements of the Exchange Act relating to foreign private issuers and, in accordance therewith, files reports and other information with the SEC and with the securities regulatory authorities in Canada. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies. The Share Consolidation will not affect the registration of the common shares under the Exchange Act or the listing of the common shares on the TSX. Following the Share Consolidation, the Company will continue to be subject to the information requirements of the Exchange Act relating to foreign private issuers and the common shares will continue to be listed on the TSX under the symbol “IPCI”. If the implementation of the Share Consolidation cures the minimum bid price deficiency and the Company cures the other Nasdaq listing rule deficiencies described above, the common shares will continue to be listed on Nasdaq under the symbol “IPCI”. In each case, the post-consolidation common shares will be considered a substituted listing, with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of common shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional shares as described below. For example, a holder of 3% of the voting power attached to the outstanding common shares immediately prior to the implementation of the Share Consolidation will generally continue to hold 3% of the voting power attached to the common shares immediately after the implementation of the Share Consolidation. The number of registered shareholders will not be affected by the Share Consolidation (except to the extent resulting from the elimination of post-consolidation fractional shares).

The Share Consolidation may result in some shareholders owning “odd lots” of fewer than 100 common shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 common shares. The board of directors believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Effect on Non-registered Shareholders

Non-registered shareholders holding common shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for registered shareholders. If you hold your common shares through an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

Effect on Employee Stock Options

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company. There are currently 4,353,785 common shares authorized for issuance under the Option Plan, representing 10% of the common shares issued and outstanding as at the Record Date. Of the stock options authorized for issuance under the Option Plan, a total of 2,849,229 have been issued, representing approximately 6.5% of the common shares issued and outstanding as of the Record Date. As of the Record Date, 172,000 options have been exercised under the Plan.

The Option Plan authorizes the board of directors to make appropriate adjustments to both the number of common shares underlying all outstanding incentive stock options and the applicable exercise prices in the event of any change in the common shares through consolidations, subdivisions or reclassification of the common shares or otherwise.

Upon the implementation of the Share Consolidation, each then outstanding option will be adjusted as follows:

●
the number of unissued common shares that may be purchased through the exercise of an incentive stock option will be reduced on the same proportionate basis as the issued and outstanding common shares based on the consolidation ratio selected by the board of directors; and

●
the price for which one common share may be purchased pursuant to the exercise of an incentive stock option will be increased in inverse proportion to the reduction in the number of common shares based on the consolidation ratio selected by the board of directors.

Effect on Performance-based Stock Options

The Company has certain performance-based stock options outstanding (the “Performance-based Options”) held by Drs. Isa and Amina Odidi which are exercisable for up to an aggregate of 2,763,940 common shares representing approximately 6.0% of the common shares issued and outstanding as at the Record Date (calculated on a partially diluted basis assuming the full exercise of the Performance-based Options), at an exercise price per common share of US$3.62. As of the date hereof, Performance-based Options to purchase up to 2,487,546 common shares are currently vested and exercisable. The terms of the Performance-based Options provide that, in the event of a consolidation, subdivision or reclassification of the common shares, the Company shall make appropriate adjustments to the Performance-based Options respecting both the number of common shares issuable and the exercise price. Accordingly, upon the implementation of the Share Consolidation, the outstanding Performance-based Options will be adjusted in the same manner as the adjustments to be made to outstanding options under the Option Plan as described above.

Effect on Restricted Share Units

The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates. There are currently 330,000 common shares authorized for issuance under the RSU Plan, representing approximately 0.8% of the common shares issued and outstanding as at the Record Date. To date, no RSUs have been issued and none are outstanding as at the Record Date.

The RSU Plan authorizes the board of directors to make appropriate adjustments to the number of common shares available under the RSU Plan as well as the number of common shares subject to the vesting of any outstanding restricted share unit awards in the event of any change in the common shares through consolidations, subdivisions or reclassification of the common shares or otherwise.

Upon the implementation of the Share Consolidation, the number of common shares authorized for issuance under the RSU Plan will be adjusted such that the number of common shares available under the RSU Plan will be reduced on the same proportionate basis as the issued and outstanding common shares based on the consolidation ratio selected by the board of directors.

Effect on Deferred Share Units

The Company established a deferred share unit plan (the “DSU Plan”) to form part of its incentive compensation arrangements available for non-executive directors to allow them to defer receipt of all or a portion of their board fees until termination of board service, and to receive such fees in the form of common shares at that time. There are currently 110,000 common shares authorized for issuance under the DSU Plan, representing approximately 0.3% of the common shares issued and outstanding as at the Record Date.

A total of 102,791 DSUs have been issued, representing common share rights that comprise approximately 0.2% of the common shares issued and outstanding as at the Record Date.

The DSU Plan authorizes the board of directors to make appropriate adjustments to the number of common shares available under the DSU Plan as well as the number of common shares subject to the settlement of any outstanding deferred share unit awards in the event of any change in the common shares through consolidations, subdivisions or reclassification of the common shares or otherwise.

Upon the implementation of the Share Consolidation, each then outstanding deferred share unit will be adjusted such that the number of common shares that a holder of a deferred share unit will receive upon settlement will be reduced on the same proportionate basis as the issued and outstanding common shares based on the consolidation ratio selected by the board of directors.

Effect on Odidi Debenture

The Company has one outstanding unsecured convertible debenture, with net amount of US$1,350,000 currently outstanding, issued to a private company owned and controlled by Drs. Isa and Amina Odidi and their family trust (the “Odidi Debenture”). The Odidi Debenture currently matures on October 1, 2018 and is convertible into 450,000 common shares at a conversion price of US$3.00 per common share (in each case, subject to adjustment) at the option of the holder.

Under the terms of the Odidi Debenture, the conversion price and number of common shares issuable pursuant to the conversion of the Odidi Debenture are automatically adjusted upon the implementation of the Share Consolidation, such that the number of common shares issuable on conversion will be reduced on the same proportionate basis as the issued and outstanding common shares based on the consolidation ratio selected by the board of directors, and the conversion price will be increased in inverse proportion to the reduction in the number of common shares. Following the implementation of the Share Consolidation, the Company will deliver to the holder of the Odidi Debenture a confirmation in writing of the adjusted number of post-consolidation common shares underlying the Odidi Debenture as well as the adjusted conversion price.

Effect on Outstanding Warrants

As of the Record Date, there were 8,465,195 common shares issuable upon the exercise of outstanding common share purchase warrants (the “Warrants”), representing approximately 19.4% of the issued and outstanding common shares as at the Record Date, with a weighted average exercise price of US$1.03 per common share.

Upon the implementation of the Share Consolidation, each then outstanding Warrant will be adjusted such that the number of common shares issuable upon exercise of the Warrant will be reduced on the same proportionate basis as the issued and outstanding common shares based on the consolidation ratio selected by the board of directors, and the price for which one common share may be purchased pursuant to the exercise of a Warrant will be increased in inverse proportion to the reduction in the number of common shares based on the consolidation ratio selected by the board of directors. Where required, the Company will send notices to holders of Warrants in accordance with the terms and conditions of such Warrants, notifying the holders thereof of the Share Consolidation Effective Date.

Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one new post-consolidation common share will be required to exchange their share certificates representing old pre-consolidation common shares for new share certificates representing new post-consolidation common shares.

If the Share Consolidation is implemented, each registered shareholder must complete, sign and submit the enclosed letter of transmittal after the Share Consolidation Effective Date in the manner described further below under the heading “Letter of Transmittal”.

If the Share Consolidation is implemented, until surrendered to the transfer agent, each share certificate representing old pre-consolidation common shares will be deemed for all purposes to represent the number of new post-consolidation common shares to which the registered shareholder is entitled as a result of the Share Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their existing share certificates for exchange, registered shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Letter of Transmittal

Delivered along with this Management Proxy Circular is a letter of transmittal, which will be used to issue replacement share certificates to shareholders in the event the Share Consolidation is implemented.

In the event the Share Consolidation is implemented, each registered shareholder will need to sign and complete the enclosed letter of transmittal following our announcement of the Share Consolidation Effective Date. Please keep the letter of transmittal in a safe place until the implementation of the Share Consolidation. The letter of transmittal contains instructions on how to surrender to the transfer agent the certificates representing the registered shareholder's common shares. The transfer agent will send to each registered shareholder who has sent the required documents a new share certificate representing the number of new post-consolidation common shares to which the registered shareholder is entitled, rounded down to the nearest whole number. Until surrendered to the transfer agent, each share certificate representing common shares will be deemed for all purposes to represent the number of new post-consolidation common shares to which the registered shareholder is entitled as a result of the Share Consolidation, if any.

Non-registered (beneficial) shareholders should contact their Intermediaries (e.g. securities brokers, dealers, banks, financial institutions, etc.) with respect to the Share Consolidation.

Until surrendered as contemplated herein, a registered shareholder’s existing share certificates will be deemed as of and after the Share Consolidation Effective Date to represent the full number of common shares resulting from the Share Consolidation.

Any registered shareholder whose existing certificates have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letter of transmittal to our transfer agent is the responsibility of the shareholder, and neither AST Trust Company (Canada) nor we will have any liability in respect of share certificates or letters of transmittal which are not actually received by AST Trust Company (Canada).

Registered shareholders should neither destroy nor submit any share certificate until after the announcement of the Share Consolidation Effective Date (if any).

No Fractional Shares

No fractional common shares will be issued pursuant to the Share Consolidation and no cash will be paid in lieu of fractional post-consolidation common shares. In the case of fractional common shares resulting from the Share Consolidation, fractions of a common share shall be rounded down to the nearest whole common share. The elimination of fractional interests will reduce the number of post-consolidation registered shareholders to the extent that there are registered shareholders holding common shares that are less than the consolidation ratio. This is not, however, the purpose for which we are proposing to effect the Share Consolidation.

No Dissent Rights

Under the CBCA, shareholders do not have dissent rights with respect to the proposed Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per share, and other per share amounts, will be increased because there will be fewer common shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

Certain Canadian Federal Income Tax Consequences of the Share Consolidation

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Canadian Tax Act”) generally applicable to a holder of the Company’s common shares whose shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, holds its common shares as capital property and deals at arm’s length and is not affiliated with the Company (a “Holder”). Generally, the common shares will be considered to be capital property to a Holder provided the Holder does not hold the common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of hereof, and the current administrative policies and assessing practices published in writing by the Canada Revenue Agency (“CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of common shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Canadian Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Canadian Tax Act and for purposes of any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders that might not otherwise be considered to hold the Company’s common shares as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Canadian Tax Act to have such common shares and all other “Canadian securities” (as defined in the Canadian Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property. Canadian Holders should consult their own tax advisors regarding this election.

The following portion of the summary does not apply to a Canadian Holder: (i) that is a “financial institution” for purposes of section 142.2 of the Canadian Tax Act, (ii) that is a “specified financial institution” as defined for purposes of the Canadian Tax Act, (iii) to which the “functional currency” reporting rules in section 261 of the Canadian Tax Act apply, (iv) an interest in which is a “tax shelter investment” for purposes of the Canadian Tax Act, or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Canadian Tax Act, with respect to the Company’s common shares. Such Holders should consult their own tax advisors.

In general, a Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, and in general the aggregate adjusted cost base to a Canadian Holder of all its common shares will be the same after the Share Consolidation as it was before the Share Consolidation.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Canadian Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold common shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.

In general, a Non-Resident Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, and in general the aggregate adjusted cost base to a Non-Resident Holder of all its common shares will be the same after the Share Consolidation as it was before the Share Consolidation.

Certain U.S. Federal Income Tax Consequences of the Share Consolidation

The following discussion is a general summary of certain U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of common shares that hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. The Company will not request any rulings from the IRS on the tax consequences described below. The IRS or a U.S. court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such entities; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons holding common shares as a position in a hedging transaction, “straddle,” “conversion transaction,” “constructive sale,” “wash sale,” “synthetic security” or other integrated or risk reduction transaction; (x) persons who acquire common shares in connection with employment or other performance of services; (xi) holders subject to the alternative minimum tax; (xii) individuals who are former U.S. citizens or former long-term permanent residents of the U.S.; and (xiii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any non-U.S. or U.S. state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Each holder of common shares should consult its tax advisor with respect to the particular tax consequences of the Share Consolidation to such holder.

For purposes of the discussion below, a U.S. Holder is a beneficial owner (other than a partnership) of common shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the United States or who meets the “substantial presence” test under Section 7701(b) of the Code; (2) a corporation (or other entity treated as a corporation for U.S. tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A Non-U.S. Holder is a beneficial owner of common shares that is an individual, corporation (or other entity treated as a corporation for U.S. tax purposes), estate or trust that is not a U.S. Holder.

U.S. Holders

The Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Share Consolidation. A U.S. Holder’s aggregate tax basis in the common shares it receives pursuant to the Share Consolidation should equal the aggregate tax basis of the common shares it surrenders, and such U.S. Holder’s holding period in the common shares it receives should include the holding period in the common shares it surrenders. Holders of common shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares to the common shares they receive.

Non-U.S. Holders

Non-U.S. Holders that exchange common shares pursuant to the Share Consolidation generally should not be subject to U.S. federal income tax on such exchange.

AUDITOR

MNP LLP, Chartered Accountants, has been the Company’s auditor since the financial year ended November 30, 2016.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the Company, no person who has been a director or executive officer of the Company since the beginning of the Company’s most recently completed financial year, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than in a capacity as a holder of securities of the Company, in which case the Share Consolidation, if implemented, will treat such persons identically to the general body of holders of the same class of securities on a per security basis.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, no (i) director or executive officer of the Company or any of its subsidiaries; (ii) shareholder (or director or executive officer of such shareholder) who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the common shares of the Company; and (iii) associates or affiliates of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Copies of this Management Proxy Circular are available without charge to shareholders upon written request to the President of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

Additional information relating to the Company can be found under the Company’s issuer profile on SEDAR at www.sedar.com and the Company’s website at www.intellipharmaceutics.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended November 30, 2017.

A shareholder proposal to be submitted at the next annual meeting of shareholders of the Company under paragraph 137(5) of the CBCA must be received by the Company on or before February 14, 2019.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Toronto, Ontario, the 6th day of July, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
Per:	(signed) “Dr. Amina Odidi”
Dr. Amina Odidi President and Chief Operating Officer

SCHEDULE A

Share Consolidation Resolution

“BE IT RESOLVED, as a special resolution of the shareholders of the Company, that:

1.
the articles of arrangement of the Company be amended to change the number of issued and outstanding common shares of the Company by consolidating the issued and outstanding common shares of the Company on the basis of a ratio to be selected by the board of directors of the Company, in its sole discretion, provided that the ratio may be no larger than one new common share for each five existing common shares of the Company and no smaller than one new common share for each fifteen (15) existing common shares of the Company (the “Share Consolidation”), such amendment to become effective at a date in the future to be determined by the board of directors when the board considers it to be in the best interests of the Company to implement such a Share Consolidation, subject to all necessary stock exchange approvals;

2.
the amendment to the articles of arrangement giving effect to the Share Consolidation will provide that no fractional common shares will be issued in connection with the Share Consolidation and the number of post-consolidation common shares to be received by a holder will be rounded down to the nearest whole number of common shares that such holder would otherwise be entitled to receive upon the implementation of the Share Consolidation;

3.
any director or officer of the Company be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be delivered articles of amendment to the Director appointed under the Canada Business Corporations Act (the “Act”) and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.
the directors of the Company, in their sole discretion, may act upon these resolutions to effect the Share Consolidation or, if deemed appropriate, may choose not to act upon these resolution without further notice to, or approval of, the shareholders of the Company despite shareholder approval of the Share Consolidation; and

5.
any one director or officer of the Company be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Company, to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”